SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 24, 2017

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips’ Second Quarter Results 2017”, dated July 24, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 24th day of July, 2017.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(General Secretary)

Philips reports Q2 sales of EUR 4.3 billion, with 4% comparable sales growth; net income from continuing operations amounted to EUR 161 million, driven by a 15% increase in Adjusted EBITA to EUR 439 million

Amsterdam, July 24, 2017

Second-quarter highlights

•	Sales increased to EUR 4.3 billion, with comparable sales growth of 4%; comparable order intake increased 8% compared to Q2 2016

•	Net income from continuing operations amounted to EUR 161 million, compared to EUR 118 million in Q2 2016

•	Adjusted EBITA improved 15% to EUR 439 million, or 10.2% of sales, compared to EUR 383 million, or 9.3% of sales, in Q2 2016

•	Income from operations (EBIT) amounted to EUR 252 million, or 5.9% of sales, compared to EUR 265 million, or 6.4% of sales, in Q2 2016

•	Operating cash flow totaled EUR 73 million, compared to EUR 177 million in Q2 2016

•	EUR 1.5 billion share buyback program to start in the third quarter of 2017

•	As of Q2 2017, Philips presents the results of Philips Lighting as a discontinued operation

Frans van Houten, CEO:

“Philips’ performance in the second quarter of 2017 was solid, with 4% comparable sales growth in our HealthTech portfolio driven by Western Europe, North America and China, and a strong 8% increase in our order intake. We achieved a 90-basis-point increase in the Adjusted EBITA margin, driven by higher volumes, operational improvements and cost productivity.

Our Personal Health businesses delivered another strong quarter, with 6% comparable sales growth and a 120-basis-point improvement in the Adjusted EBITA margin. In a soft market, our Diagnosis & Treatment businesses showed a robust 3% comparable sales growth, strong order intake growth and an 80-basis-point operational improvement. Our Connected Care & Health Informatics businesses recorded a 90-basis-point increase in the Adjusted EBITA margin, and I am confident that the performance of these businesses will continue to improve in the second half of the year, based on the strength of their order book.

In the second quarter, we extended our portfolio with targeted acquisitions that we identified in the past two years. For example, to strengthen the leading position of our Image-Guided Therapy business and expand its portfolio of therapy devices, we signed an agreement to acquire Spectranetics, a leader in vascular intervention and lead management solutions. We also acquired CardioProlific, a US-based start-up company that develops catheter-based thrombectomy technology to treat peripheral vascular disease. I am also pleased with the progress of several of our organic growth initiatives, such as the FDA clearance of our comprehensive Digital Pathology solution for primary diagnostic use in the US. Furthermore, we completed the Lumileds transaction and reduced our stake in Philips Lighting to 41.16% net.

In line with our Capital Allocation policy, which aims at a balanced mix of investments in organic and inorganic growth opportunities, actions to drive balance sheet efficiency and returns to shareholders, we also announced a new EUR 1.5 billion share buyback program to be launched in the third quarter of 2017. This program will more than offset the share dilution in connection with Philips’ long-term incentive programs and dividend in shares.

Despite continued volatility in the markets in which we operate, our outlook for 2017 remains unchanged as we expect further operational improvements and comparable sales growth in the year to be back-end loaded, supported by a strong order book. We are on track to deliver 4-6% comparable sales growth and an improvement in Adjusted EBITA margin of around 100 basis points per year.”

Business segments

The 6% comparable sales growth of the Personal Health businesses was driven by double-digit growth in Health & Wellness, high- single-digit growth in Personal Care and mid-single-digit growth in Sleep & Respiratory Care; the Adjusted EBITA margin improved by 120 basis points. The 3% comparable sales growth of the Diagnosis & Treatment businesses was driven by mid-single-digit growth in Ultrasound and Image-Guided Therapy, while the Adjusted EBITA margin improved by 80 basis points. Comparable order intake increased by 7%, with all business groups contributing. In the Connected Care & Health Informatics businesses, comparable sales increased by 1%, reflecting low-single-digit growth in Patient Care & Monitoring Solutions. The Adjusted EBITA margin was 90 basis points higher than in the same period last year. Comparable order intake increased by 8%.

Philips’ ongoing focus on innovation through organic and inorganic growth initiatives resulted in the following highlights in the quarter:

•	Building on its portfolio of long-term strategic partnerships, Philips signed multiple new agreements in the quarter. For example, Philips has partnered with the Singapore Institute of Advanced Medicine Holdings to provide its new oncology center with a range of Philips’ advanced diagnostic imaging systems, combined with clinical informatics and services for a multi-year term. Philips also signed a new 10-year Managed Equipment Services agreement for patient monitoring solutions with Le Confluent, one of the top three private hospitals in France for cardiovascular care.

•	Demonstrating further progress on advanced data analytics, Philips received FDA clearance for its IntelliSpace Portal 9.0 and a range of innovative applications for radiology. The platform gives clinicians a comprehensive view of each patient, helping them to diagnose conditions. Further highlighting its leadership in health informatics, Philips signed several multi-year agreements with hospitals in the US to provide them with enterprise imaging informatics solutions.

•	Philips’ IntelliSite Pathology Solution is currently the only digital pathology solution in the US to receive FDA clearance for primary diagnostic use. This achievement reinforces Philips’ leadership in digital pathology, a solution that is central to the diagnosis of complex diseases such as cancer.

•	Building on its leadership in power toothbrushes, the Philips Sonicare DiamondClean Smart pilot with top Chinese online retailer JD.com reached a 94% rating (out of a full score of 100%), with consumers highlighting the benefits of the coaching app and the premium design.

•	Strengthening its Personal Health businesses, Philips acquired UK-based Health & Parenting, a leading developer of mobile applications for expectant and new parents, used by one in two expectant mothers in the UK. The company also signed an agreement to acquire Respiratory Technologies, a US-based provider of an innovative airway clearance solution for patients with chronic respiratory conditions.

•	To further strengthen its Diagnosis & Treatment businesses, Philips signed an agreement to acquire Spectranetics. Its highly complementary portfolio, including laser atherectomy catheters, the AngioSculptX drug-coated scoring balloon and the Stellarex drug-coated balloon, will support Philips’ expansion in image-guided therapy devices. Furthermore, to reinforce its leadership position in ultrasound, Philips acquired TomTec Imaging Systems, a leading provider of clinical applications and intelligent image- analysis software.

Cost savings

In the second quarter, procurement savings amounted to EUR 61 million. Other productivity programs resulted in savings of EUR 48 million.

Capital Allocation

As announced on June 28, 2017, Philips will launch a share buyback program for an amount of EUR 1.5 billion in the third quarter of 2017, to be completed in two years. As the program will be initiated for capital reduction purposes, Philips intends to cancel all of the shares acquired under the program. Philips intends to execute part of the program through a series of individual forward transactions, unevenly distributed over the two-year period.

In July 2017, Philips made a contribution of USD 250 million to the Philips US pension fund to further improve the funding ratio. This will further decrease Philips’ interest costs going forward.

Miscellaneous

As previously reported, Philips continues to be in discussions on a civil matter with the US Department of Justice representing the FDA, arising from past inspections by the FDA in and prior to 2015, focusing primarily on the external defibrillator business in the US.

Philips Lighting

On April 25, 2017, Philips sold 22.25 million shares in Philips Lighting, of which 3.5 million shares were acquired by Philips Lighting and were cancelled. Philips’ shareholding in Philips Lighting decreased to 40.97% of Philips Lighting’s issued and outstanding share capital, down from 55.18% prior to the transaction. In addition, in Q2 2017, Philips Lighting acquired 0.65 million of its own shares in connection with its long-term incentive programs. As of June 30, 2017, Philips’ shareholding in Philips Lighting was 41.16% of the issued and outstanding share capital. Philips continues to consolidate Philips Lighting under International Financial Reporting Standards (IFRS). As loss of control is highly probable within one year due to further sell-downs, Philips Lighting is presented as a discontinued operation in the financial statements of Philips as of the second quarter of 2017. Full details about the financial performance of Philips Lighting in the second quarter were published on July 21, 2017. The related report can be accessed here.

Conference call and audio webcast

Frans van Houten, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips Group performance

Key data in millions of EUR unless otherwise stated
	Q2 2016	Q2 2017
Sales	4,132	4,294
Nominal sales growth	0%	4%
Comparable sales growth*	5%	4%
Income from operations (EBIT)	265	252
as a % of sales	6.4%	5.9%
Financial expenses, net	(86)	(43)
Investments in associates	2	(4)
Income taxes	(63)	(44)
Income from continuing operations	118	161
Discontinued operations	313	128
Net income	431	289
Net income attributable to shareholders per common share (in EUR) - diluted	0.46	0.27
EBITA*	326	329
as a % of sales	7.9%	7.7%
Adjusted EBITA*	383	439
as a % of sales	9.3%	10.2%
Adjusted EBITDA*	555	611
as a % of sales	13.4%	14.2%

•	Sales increased by 4% on a nominal basis. Excluding currency impact and consolidation changes, the 4% comparable sales growth reflected mid-single-digit growth in the Personal Health businesses and low-single-digit growth in the Diagnosis & Treatment and Connected Care & Health Informatics businesses.

•	Comparable order intake* showed 8% growth, driven by high- single-digit growth in the Diagnosis & Treatment and Connected Care & Health Informatics businesses.

•	EBITA improved by EUR 3 million and the margin decreased by 20 basis points compared to Q2 2016.

•	Adjusted EBITA improved by EUR 56 million and the margin improved by 90 basis points compared to Q2 2016. The improvement was mainly attributable to higher volumes, operational improvements and cost productivity.

•	Restructuring and acquisition-related charges amounted to EUR 65 million, compared to EUR 8 million in Q2 2016. EBITA in Q2 2017 also included EUR 7 million of charges related to the separation of the Lighting business, EUR 26 million of provisions related to the CRT litigation in the US and EUR 12 million of charges related to quality and regulatory actions. EBITA in Q2 2016 included EUR 45 million of charges related to the separation of the Lighting business and EUR 4 million of charges related to the currency revaluation of the provision for the Masimo litigation.

•	Adjusted EBITDA improved by EUR 56 million and the margin increased by 80 basis points compared to Q2 2016.

•	Net financial expenses decreased by EUR 43 million year-on- year, mainly due to lower interest expenses on net debt.

•	Income tax expense decreased by EUR 19 million, mainly due to releases of tax provisions, partly offset by higher tax charges resulting from higher income. Q2 2016 also included tax costs relating to the Lighting separation.

•	Net income from discontinued operations decreased by EUR 185 million year-on-year, mainly due to the Funai arbitration award in Q2 2016.

•	Net income decreased by EUR 142 million compared to Q2 2016, due to lower income from discontinued operations and higher restructuring and acquisition-related charges, partly offset by improvements in operational performance.

Sales per geographic cluster in millions of EUR unless otherwise stated
			% change
	Q2 2016	Q2 2017	nominal	comparable*
Western Europe	883	930	5%	8%
North America	1,482	1,570	6%	4%
Other mature geographies	415	397	(4)%	(7)%

Total mature geographies	2,781	2,897	4%	4%
Growth geographies	1,351	1,397	3%	3%

Philips Group	4,132	4,294	4%	4%

•	Sales in mature geographies increased by 4% on a nominal and comparable basis, driven by high-single-digit growth in Western Europe and mid-single-digit growth in North America, partly offset by a high-single-digit decline in other mature geographies. In growth geographies, sales increased by 3% on a nominal and comparable basis, driven by high-single-digit growth in China and mid-single-digit growth in Latin America.

•	Comparable order intake* in mature geographies showed mid- single-digit growth, reflecting high-single-digit growth in North America and low-single-digit growth in other mature geographies, partly offset by a high-single-digit decline in Western Europe. In growth geographies, comparable order intake* showed double-digit growth, reflecting double-digit growth in Latin America and India, and high-single-digit growth in China.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

4 Quarterly report Q2 2017

Cash balance
	Q2 2016	Q22017
Beginning cash balance	1,385	2,731
Free cash flow*	7	(89)
Net cash flow from operating activities	177	73
Net capital expenditures	(169)	(162)
Other cash flows from investing activities	(63)	(69)
Treasury shares transactions	(185)	(2)
Changes in debt	(1,225)	(914)
Dividend paid to shareholders of the Company	(280)	(326)
Sale of shares of Philips Lighting, net	844	537
Other cash flow items	9	(91)
Net cash flows from discontinued operations	1,433	1,056

Ending cash balance	1,926	2,832
of which discontinued operations		612
of which continuing operations	1,926	2,220
•	Net cash flows from operating activities decreased by EUR 104 million, mainly due to higher working capital and higher tax paid.

•	Net capital expenditures decreased by EUR 7 million, as higher capital expenditure was offset by higher proceeds from the sale of real estate assets.

•	The change in debt in Q2 2017 mainly reflects the repayment of the credit facility utilized in Q1 2017, while Q2 2016 included the repayment of a loan related to the Volcano acquisition of EUR 1.2 billion.

•	Net cash flows from discontinued operations in Q2 2017 included EUR 1.1 billion proceeds from the sale of the 80.1% interest in the combined Lumileds and Automotive businesses, while Q2 2016 included EUR 1.2 billion cash flow from financing in Lighting and EUR 144 million proceeds related to the Funai arbitration.

•	In Q2 2017, Philips received EUR 537 million net cash proceeds from the sale of a stake in Philips Lighting N.V., compared to EUR 844 million in Q2 2016.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

Quarterly report Q2 2017 5

Performance per segment

Personal Health businesses

Key data in millions of EUR unless otherwise stated
	Q2 2016	Q2 2017
Sales	1,661	1,761
Sales growth
Nominal sales growth	4%	6%
Comparable sales growth*	9%	6%
Income from operations (EBIT)	199	235
as a % of sales	12.0%	13.3%
EBITA*	233	269
as a % of sales	14.0%	15.3%
Adjusted EBITA*	234	270
as a % of sales	14.1%	15.3%
Adjusted EBITDA*	294	328
as a % of sales	17.7%	18.6%
•	Sales increased by 6% on a nominal basis. Excluding currency impact and consolidation changes, the 6% comparable sales growth was driven by double-digit growth in Health & Wellness, high-single-digit growth in Personal Care and mid- single-digit growth in Sleep & Respiratory Care.

•	Comparable sales in growth geographies showed double-digit growth, mainly driven by double-digit growth in China, Middle East & Turkey and Latin America. Mature geographies recorded low-single-digit growth, reflecting mid-single-digit growth in Western Europe and North America, partly offset by a high- single-digit decline in other mature geographies.

•	EBITA increased by EUR 36 million and the margin improved by 130 basis points compared to Q2 2016.

•	Adjusted EBITA increased by EUR 36 million and the margin improved by 120 basis points compared to Q2 2016. The increase was attributable to operational leverage from growth.

•	Restructuring and acquisition-related charges amounted to EUR 1 million and were in line with Q2 2016. In Q3 2017, restructuring and acquisition-related charges are expected to be negligible.

•	Adjusted EBITDA improved by EUR 34 million and the margin increased by 90 basis points compared to Q2 2016.

Diagnosis & Treatment businesses

Key data in millions of EUR unless otherwise stated
	Q2 2016	Q2 2017
Sales	1,600	1,671
Sales growth
Nominal sales growth	(3)%	4%
Comparable sales growth*	1%	3%
Income from operations (EBIT)	111	111
as a % of sales	6.9%	6.6%
EBITA*	124	120
as a % of sales	7.8%	7.2%
Adjusted EBITA*	131	151
as a % of sales	8.2%	9.0%
Adjusted EBITDA*	176	193
as a % of sales	11.0%	11.5%
•	Sales increased by 4% on a nominal basis. Excluding consolidation changes, the 3% comparable sales growth reflected mid-single-digit growth in Ultrasound and Image- Guided Therapy and low-single-digit growth in Diagnostic Imaging.

•	Comparable sales growth was driven by double-digit growth in Western Europe and high-single-digit growth in North America. This was partly offset by growth geographies, which saw a mid-single-digit decline, reflecting mid-single-digit growth in China, which was more than offset by a decline in Middle East & Turkey, India and Africa and a double-digit decline in other mature geographies.

•	EBITA decreased by EUR 4 million and the margin deteriorated by 60 basis points compared to Q2 2016.

•	Adjusted EBITA increased by EUR 20 million and the margin improved by 80 basis points year-on-year, mainly due to higher volumes and product mix.

•	Restructuring and acquisition-related charges were EUR 31 million, compared to EUR 7 million in Q2 2016. In Q3 2017, restructuring and acquisition-related charges are expected to total approximately EUR 25 million.

•	Adjusted EBITDA improved by EUR 17 million and the margin increased by 50 basis points compared to Q2 2016.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

6 Quarterly report Q2 2017

Connected Care & Health Informatics businesses

Key data in millions of EUR unless otherwise stated
	Q2 2016	Q2 2017
Sales	767	768
Sales growth
Nominal sales growth	2%	0%
Comparable sales growth*	6%	1%
Income from operations (EBIT)	46	16
as a % of sales	6.0%	2.1%
EBITA*	57	27
as a % of sales	7.4%	3.5%
Adjusted EBITA*	58	65
as a % of sales	7.6%	8.5%
Adjusted EBITDA*	94	99
as a % of sales	12.3%	12.9%
•	Sales were flat year-on-year on a nominal basis. Excluding currency impact and consolidation changes, the 1% comparable sales growth reflected low-single-digit growth in Patient Care & Monitoring Solutions, partly offset by a low- single-digit decline in Healthcare Informatics.

•	Comparable sales in growth geographies showed low-single- digit growth, with double-digit growth in Middle East & Turkey and India. Mature geographies posted low-single-digit growth, reflecting high-single-digit growth in other mature geographies and flat year-on-year sales in Western Europe and North America.

•	EBITA decreased by EUR 30 million and the margin declined by 390 basis points compared to Q2 2016.

•	Adjusted EBITA increased by EUR 7 million and the margin improved by 90 basis points year-on-year, mainly due to cost productivity, partly offset by higher innovation and channel investments.

•	Restructuring and acquisition-related charges were EUR 25 million, compared to a net release of EUR 3 million in Q2 2016. EBITA in Q2 2017 also included EUR 12 million of charges related to quality and regulatory actions. EBITA in Q2 2016 also included EUR 4 million of charges related to the currency revaluation of the provision for the Masimo litigation. In Q3 2017, restructuring and acquisition-related charges are expected to total approximately EUR 35 million.

•	Adjusted EBITDA improved by EUR 5 million and the margin increased by 60 basis points compared to Q2 2016.

HealthTech Other

Key data in millions of EUR
	Q2 2016	Q2 2017
Sales	105	96
Income from operations (EBIT)	(18)	(61)
EBITA*	(17)	(39)
Adjusted EBITA*	(14)	(32)
IP Royalties	66	49
Innovation	(56)	(53)
Central costs	(23)	(17)
Other	(1)	(10)
Adjusted EBITDA*	18	6
•	Sales reflected EUR 14 million lower royalty income due to the foreseen expiration of licenses.

•	EBITA decreased by EUR 22 million year-on-year.

•	The Adjusted EBITA decline was mainly attributable to lower royalty income. The lower costs in Innovation and Central costs were offset by higher provision-related charges in Other.

•	Restructuring and acquisition-related charges amounted to EUR 7 million, compared to EUR 3 million in Q2 2016. In Q3 2017, restructuring and acquisition-related charges are expected to total approximately EUR 30 million.

•	Adjusted EBITDA decreased by EUR 12 million compared to Q2 2016.

Legacy Items

Income from operations (EBIT) in millions of EUR
	Q2 2016	Q2 2017
Separation costs	(45)	(7)
Other	(28)	(42)

Income from operations (EBIT)	(73)	(49)

•	Income from operations (EBIT) mainly included EUR 26 million of provisions related to the CRT litigation in the US, EUR 7 million of charges related to the separation of the Lighting business and EUR 5 million of stranded costs related to the combined Lumileds and Automotive businesses.

•	Charges related to the separation of the Lighting business are expected to total approximately EUR 5 million in Q3 2017.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

Quarterly report Q2 2017 7

Discontinued operations

Net income of discontinued operations in millions of EUR
	Q2 2016	Q2 2017
Lighting	114	110
The combined Lumileds and Automotive businesses	60	17
Other	139	—

Net income of discontinued operations	313	128

•	As of Q2 2017, Philips presents the results of Philips Lighting as a discontinued operation. Net income of Lighting decreased by EUR 4 million, mainly reflecting higher income from operations in Q2 2017, offset by the absence of tax benefit related to the separation of Lighting in Q2 2017.

•	Net income of the combined businesses of Lumileds and Automotive decreased by EUR 43 million, mainly due to the EUR 66 million net loss from the sale of the 80.1% interest. A gain related to the sale of real estate was recognized in income from continuing operations in Q1 2017. In addition, trademark license revenue will be recognized in income from continuing operations in the future, resulting in an overall net gain on the sale of the combined businesses.

•	In Q2 2016, Other included the gain from the Funai arbitration award.

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

8 Quarterly report Q2 2017

EBITA* and Adjusted EBITA*

Personal Health businesses

EBITA* in millions of EUR unless otherwise stated

Diagnosis & Treatment businesses

EBITA* in millions of EUR unless otherwise stated

Connected Care & Health Informatics businesses

EBITA* in millions of EUR unless otherwise stated

Adjusted EBITA* in millions of EUR unless otherwise stated

Adjusted EBITA* in millions of EUR unless otherwise stated

Adjusted EBITA* in millions of EUR unless otherwise stated

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

Quarterly report Q2 2017 9

Reconciliation of non-GAAP information

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance:

•	Comparable sales growth

•	EBIT

•	EBITA

•	Adjusted EBITA

•	Adjusted EBITDA

•	Free cash flow

•	Net debt : group equity ratio

•	Comparable order intake

The term EBIT has the same meaning as Income from operations.

Adjusted EBITA is defined as Income from operations (EBIT) excluding amortization of intangible assets (excluding software and development expenses), impairment of goodwill and other intangible assets, restructuring charges, acquisition-related costs and other significant items.

Adjusted EBITDA is defined as Income from operations (EBIT) excluding amortization and impairment of intangible assets, impairment of goodwill and, depreciation and impairment of property, plant and equipment, and restructuring charges, acquisition-related costs and other significant items.

Free cash flow is defined as Net cash from operating activities minus net capital expenditures. Net capital expenditures are comprised of the purchase of intangible assets, expenditures on development assets, capital expenditures on property, plant and equipment and proceeds from disposal of property, plant and equipment.

Comparable order intake is reported for equipment and software and is defined as the total contractually committed amount to be delivered within a specified timeframe excluding the effects of currency movements and changes in consolidation. Comparable order intake does not derive from the financial statements and thus a quantitative reconciliation is not provided.

For the definitions of the remaining non-GAAP financial measures listed above, refer to the Annual Report 2016. In the following tables, reconciliations to the most directly comparable IFRS measures are presented.

Sales growth composition in %
	Q2 2017				January to June 2017
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2017 versus 2016
Personal Health	6.0%	1.1%	(0.9)%	6.2%	6.4%	0.8%	(1.5)%	5.7%
Diagnosis & Treatment	4.4%	0.0%	(1.6)%	2.8%	4.7%	0.0%	(2.2)%	2.5%
Connected Care & Health Informatics	0.1%	2.3%	(1.7)%	0.7%	2.7%	0.9%	(2.5)%	1.1%
HealthTech Other	(8.6)%	0.6%	(0.3)%	(8.3)%	(9.6)%	0.3%	(0.2)%	(9.5)%

Philips Group	3.9%	0.9%	(1.3)%	3.5%	4.6%	0.5%	(1.9)%	3.2%

10 Quarterly report Q2 2017

Net income to Adjusted EBITA In millions of EUR unless otherwise stated
	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	Health Tech Other	Legacy Items
Q2 2017
Net Income	289
Discontinued operations, net of income taxes	(128)
Income taxes	44
Investments in associates	4
Financial expenses	67
Financial income	(24)

Income from operations (EBIT)	252	235	111	16	(61)	(49)
Amortization of acquired intangible assets	67	34	9	11	13
Impairment of goodwill	9				9

EBITA	329	269	120	27	(39)	(48)
Restructuring and aquisition - related charges	65	1	31	25	7
Other items	46			12	—	34

Adjusted EBITA	439	270	151	65	(32)	(15)
January to June 2017
Net income	548
Discontinued operations, net of income taxes	(259)
Income taxes	107
Investments in associates	7
Financial expenses	140
Financial income	(47)

Income from operations (EBIT)	495	466	154	4	(49)	(80)
Amortization of acquired intangible assets	129	69	18	23	19
Impairment of goodwill	9				9

EBITA	634	535	172	28	(21)	(80)
Restructuring and aquisition-related charges	89	3	42	33	10
Other items	15			29	(59)	44

Adjusted EBITA	737	538	214	90	(70)	(35)
Q2 2016
Net income	431
Discontinued operations, net of income taxes	(313)
Income tax	63
Investments in associates	(2)
Financial expenses	96
Financial income	(10)

Income from operations (EBIT)	265	199	111	46	(18)	(73)
Amortization of acquired intangible assets	60	34	13	10	1	2
Impairment of goodwill	1			1

EBITA	326	233	124	57	(17)	(71)
Restructuring and aquisition - related charges	8	1	7	(3)	3
Other Items	49			4		45

Adjusted EBITA	383	234	131	58	(14)	(26)
January to June 2016
Net income	468
Discontinued operations, net of income taxes	(317)
Income tax	59
Investments in associates	(5)
Financial expenses	222
Financial income	(35)

Income from operations (EBIT)	391	389	121	57	(27)	(149)
Amortization of acquired intangible assets	122	69	26	22	3	2
Impairment of goodwill	1			1

EBITA	514	458	147	80	(24)	(147)
Restructuring and aquisition - related charges	21	3	16	1	1
Other items	101			4		97

Adjusted EBITA	636	461	163	85	(23)	(50)

Quarterly report Q2 2017 11

Net income to Adjusted EBITDA In millions of EUR unless otherwise stated
	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	Health Tech Other	Legacy Items
Q2 2017
Net Income	289
Discontinued operations, net of income taxes	(128)
Income taxes	44
Investment in associates	4
Financial expenses	67
Financial income	(24)

Income from operations (EBIT)	252	235	111	16	(61)	(49)
Depreciation, amortization and impairments of fixed assets	243	92	52	48	51	1
Impairment of goodwill	9				9
Restructuring and aquisition - related charges	65	1	31	25	7
Other items	46			12	—	34
Adding back impairment of fixed assets included in restructuring and acquisition - related charges and other items	(4)		(2)	(2)		—

Adjusted EBITDA	611	328	193	99	6	(15)
January to June 2017
Net Income	548
Discontinued operations, net of income taxes	(259)
Income taxes	107
Investment in associates	7
Financial expenses	140
Financial income	(47)

Income from operations (EBIT)	495	466	154	4	(49)	(80)
Depreciation, amortization and impairments of fixed assets	472	184	105	92	89	1
Impairment of goodwill	9				9
Restructuring and aquisition - related charges	89	3	42	33	10
Other items	15			29	(59)	44
Adding back of impairment of fixed assets included in restructuring and acquisition - related charges and other items	(6)		(2)	(3)	—

Adjusted EBITDA	1,074	653	299	156	—	(34)

12 Quarterly report Q2 2017

Net income to Adjusted EBITDA In millions of EUR unless otherwise stated
	Philips Group	Personal Health	Diagnosis & Treatment	Connected Care & Health Informatics	HealthTech Other	Legacy Items
Q2 2016
Net Income	431
Discontinued operations, net of income taxes	(313)
Income taxes	63
Investment in associates	(2)
Financial expenses	96
Financial income	(10)

Income from operations (EBIT)	265	199	111	46	(18)	(73)
Depreciation, amortization and impairments of fixed assets	233	94	59	46	33	1
Impairment of goodwill	1			1
Restructuring and aquisition-related charges	8	1	7	(3)	3
Other items	49			4		45
Adding back of impairment of fixed assets included in restructuring and acquisition-related charges and other items	(1)		(1)

Adjusted EBITDA	555	294	176	94	18	(27)
January to June 2016
Net Income	468
Discontinued operations, net of income taxes	(317)
Income taxes	59
Investment in associates	(5)
Financial expenses	222
Financial income	(35)

Income from operations (EBIT)	391	389	121	57	(27)	(149)
Depreciation, amortization and impairments of fixed assets	468	189	116	94	68	1
Impairment of goodwill	1			1
Restructuring and aquisition-related charges	21	3	16	1	1
Other items	101			4		97
Adding back of impairment of fixed assets included in restructuring and acquisition-related charges and other items	(6)	—	(2)	(3)

Adjusted EBITDA	976	581	251	154	42	(51)

Quarterly report Q2 2017 13

Reconciliation of non-GAAP performance measures (continued)

Composition of cash flows in millions of EUR
	January to June
	2016	2017
Cash flows provided by (used for) operating activities	153	373
Cash flows used for investing activities	(494)	(376)

Cash flows before financing activities	(341)	(3)
Cash flows provided by (used for) operating activities	153	373
Net capital expenditures:	(340)	(208)
Purchase of intangible assets	(40)	(36)
Expenditures on development assets	(142)	(163)
Capital expenditures on property, plant and equipment	(166)	(179)
Proceeds from sale of property, plant and equipment	8	171

Free cash flows	(187)	165

Composition of net debt to group equity in millions of EUR unless otherwise stated
	June 30, 2016	December 31, 2016	June 30, 2017
Long-term debt	5,269	4,021	2,599
Short-term debt	539	1,585	297
Debt reported as liabilties associated with assets held for sale			1,309

Total debt	5,808	5,606	4,205
Cash and cash equivalents	1,926	2,334	2,220
Cash and cash equivalents reported as assets held for sales			612

Total Cash and cash equivalents	1,926	2,334	2,832

Net debt (total debt less cash and cash equivalents)	3,882	3,272	1,373
Shareholders’ equity	11,488	12,601	12,246
Non-controlling interests	853	907	1,501

Group equity	12,341	13,508	13,747
Net debt and group equity	16,223	16,780	15,120
Net debt divided by net debt and equity (in %)	24%	19%	9%
Equity divided by net debt and equity (in %)	76%	81%	91%

14 Quarterly report Q2 2017

Philips statistics

in millions of EUR unless otherwise stated

	2016				2017
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,826	4,132	4,157	5,306	4,035	4,294
Comparable sales growth*	5%	5%	5%	5%	3%	4%
Gross margin	1,644	1,860	1,953	2,482	1,777	1,925
as a % of sales	43.0%	45.0%	47.0%	46.8%	44.1%	44.8%
Selling expenses	(989)	(999)	(988)	(1,166)	(1,024)	(1,091)
as a % of sales	(25.9)%	(24.2)%	(23.8)%	(22.0)%	(25.4)%	(25.4)%
G&A expenses	(145)	(181)	(158)	(173)	(151)	(146)
as a % of sales	(3.8)%	(4.4)%	(3.8)%	(3.3)%	(3.8)%	(3.4)%
R&D expenses	(380)	(412)	(428)	(449)	(431)	(421)
as a % of sales	(9.9)%	(10.0)%	(10.3)%	(8.5)%	(10.7)%	(9.8)%
Income from operations (EBIT)	126	265	381	693	243	252
as a % of sales	3.3%	6.4%	9.2%	13.1%	6.0%	5.9%
Net income	37	431	383	640	259	289
Net income shareholders per common share in EUR - diluted	0.03	0.46	0.40	0.67	0.25	0.27
EBITA*	188	326	441	753	304	329
as a % of sales	4.9%	7.9%	10.6%	14.2%	7.5%	7.7%
Adjusted EBITA*	253	383	474	811	298	439
as a % of sales	6.6%	9.3%	11.4%	15.3%	7.4%	10.2%
Adjusted EBITDA*	422	555	646	991	463	611
as a % of sales	11.0%	13.4%	15.5%	18.7%	11.5%	14.2%

	2016				2017
	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	3,826	7,959	12,116	17,422	4,035	8,329
Comparable sales growth*	5%	5%	5%	5%	3%	3%
Gross margin	1,644	3,504	5,457	7,939	1,777	3,703
as a % of sales	43.0%	44.0%	45.0%	45.6%	44.0%	44.5%
Selling expenses	(989)	(1,988)	(2,976)	(4,142)	(1,024)	(2,115)
as a % of sales	(25.9)%	(25.0)%	(24.6)%	(23.8)%	(25.4)%	(25.4)%
G&A expenses	(145)	(327)	(485)	(658)	(151)	(297)
as a % of sales	(3.8)%	(4.1)%	(4.0)%	(3.8)%	(3.7)%	(3.6)%
R&D expenses	(380)	(792)	(1,220)	(1,669)	(431)	(852)
as a % sales	(9.9)%	(10.0)%	(10.1)%	(9.6)%	(10.7)%	(10.2)%
Income from operations (EBIT)	126	391	772	1,464	243	495
as a % of sales	3.3%	4.9%	6.4%	8.4%	6.0%	5.9%
Net income	37	468	851	1,491	259	548
Net income-shareholders per common share in EUR-diluted	0.03	0.49	0.89	1.56	0.25	0.51
EBITA*	188	514	955	1,707	304	634
as a % of sales	4.9%	6.5%	7.9%	9.8%	7.5%	7.6%
Adjusted EBITA*	253	636	1,110	1,921	298	737
as a % of sales	6.6%	8.0%	9.2%	11.0%	7.4%	8.8%
Adjusted EBITDA*	422	976	1,622	2,613	463	1,074
as a % of sales	11.0%	12.3%	13.4%	15.0%	11.5%	12.9%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	913,011	927,316	924,271	922,437	920,278	937,045
Shareholders’ equity per common share in EUR	12.35	12.39	12.57	13.66	13.80	13.07
Net debt : group equity ratio*	27:73	24:76	24:76	19:81	16:84	9:91
Total employees	114,021	113,356	113,627	114,731	114,188	115,474
of which discontinued operations	45,263	44,262	43,783	43,763	43,758	43,997
of which third-party workers	8,190	7,885	8,079	8,212	7,795	8,306

*	Non-GAAP financial measure. Refer to Reconciliation of non-GAAP information, of this document.

Quarterly report Q2 2017 15

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments, including the tender offer for and merger with Spectranetics. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: domestic and global economic and business conditions; developments within the euro zone; the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy; the ability to develop and market new products; changes in legislation; legal claims; changes in exchange and interest rates; changes in tax rates; pension costs and actuarial assumptions; raw materials and employee costs; the ability to identify and complete successful acquisitions, including Spectranetics, and to integrate those acquisitions into the business; the ability to successfully exit certain businesses or restructure the operations; the rate of technological changes; political, economic and other developments in countries where Philips operates; industry consolidation and competition; and the state of international capital markets as they may affect the timing and nature of the disposition by Philips of its interests in Philips Lighting. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2016.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non- GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-GAAP financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in the Annual Report 2016. Comparable order intake and Adjusted EBITDA are measures included to enhance comparability with other companies.

Use of fair-value measurements

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2016. Independent valuations may have been obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2016, unless otherwise stated.

In addition, we have simplified our Q1 and Q3 reporting by excluding the cash flow statement, the statement of changes in equity and certain other tables in the detailed financial information section not required to be disclosed. In our semi- annual and annual reporting we will continue to present these statements and tables. Summary cash flow information is provided in the Philips performance section of this document.

Prior-period financial statements have been restated for the treatment of the segment Lighting as discontinued operations.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

16 Quarterly report Q2 2017

Philips semi-annual report 2017

Introduction

This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’ or ‘Philips’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (‘the Group’) are described in the Annual Report 2016 and in Segment information, of this document. The semi-annual report for the six months ended June 30, 2017 consists of the semi-annual condensed consolidated financial statements, the semi-annual management report and responsibility statement by the Company’s Board of Management. The information in this semi- annual report is unaudited.

Responsibility statement

The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual financial statements for the six-month period ended June 30, 2017, which have been prepared in accordance with IAS 34 Interim Financial

Reporting as endorsed by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and that the semi-annual management report for the six-month period ended June 30, 2017 gives a fair view of the information required pursuant to article 5:25d paragraph 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Amsterdam, July 24, 2017

Board of Management

Frans van Houten

Abhijit Bhattacharya

Pieter Nota

Quarterly report Q2 2017 17

Management report

Philips performance

Key data in millions of EUR unless otherwise stated
	January to June
	2016	2017
Sales	7,959	8,329
Nominal sales growth	3%	5%
Comparable sales growth*	5%	3%
Income from operations (EBIT)	391	495
as a % of sales	4.9%	5.9%
Financial expenses, net	(187)	(93)
Results investments in associates	5	(7)
Income taxes	(59)	(107)
Income from continuing operations	151	289
Discontinued operations	317	259
Net income	468	548
Net income attributable to shareholders per commonshare (in EUR) - diluted	0.49	0.51
EBITA*	514	634
as a % of sales	6.5%	7.6%
Adjusted EBITA*	636	737
as a % of sales	8.0%	8.8%
Adjusted EBITDA*	976	1,074
as a % of sales	12.3%	12.9%
•	Sales increased by 5% on a nominal basis. Excluding currency impact and consolidation changes, the 3% comparable sales growth reflected mid-single-digit growth in the Personal Health businesses and low-single-digit growth in the Connected Care & Health Informatics and Diagnosis & Treatment businesses.

•	Growth geographies achieved mid-single-digit comparable sales growth, mainly due to high-single-digit growth in China and Latin America, partly offset by a decline in Africa and India. Western Europe achieved high-single-digit growth, North America recorded low-single-digit growth and other mature geographies posted a mid-single-digit decline.

•	Comparable order intake* showed mid-single-digit growth, reflecting mid-single-digit growth in the Diagnosis & Treatment businesses and low-single-digit growth in the Connected Care & Health Informatics businesses.

•	EBITA improved by EUR 120 million and the margin improved by 110 basis points compared to Q2 2016.

•	Adjusted EBITA improved by EUR 101 million and the margin improved by 80 basis points compared to the first half of 2016. The improvement was mainly attributable to higher volumes, operational improvements and cost productivity.

•	Restructuring and acquisition-related charges amounted to EUR 89 million, compared to EUR 21 million in the first half of 2016. EBITA in the first half of 2017 also included EUR 20 million of charges related to the separation of the Lighting business, EUR 26 million of provisions related to the CRT litigation in the US, EUR 29 million of charges related to quality and regulatory actions, and a EUR 59 million net gain from the sale of real estate assets. EBITA in 2016 also included EUR 97 million of charges related to the separation of the Lighting business and EUR 4 million of charges related to the currency revaluation of the provision for the Masimo litigation.

•	Adjusted EBITDA improved by EUR 98 million and the margin improved by 60 basis points compared to the first half of 2016.

•	Net financial expenses decreased by EUR 94 million year-on- year, mainly due to lower interest expenses on net debt and the fair market value adjustment in 2016 of Philips’ stake in Corindus Vascular Robotics.

•	Income tax expense was EUR 48 million higher year-on-year, mainly due to higher tax charges resulting from higher income.

•	Net income from discontinued operations decreased by EUR 58 million year-on-year, mainly due to the Funai arbitration award in 2016.

•	Net income increased by EUR 80 million year-on-year, reflecting improved income from operations and lower financial charges, offset by the effect of a EUR 144 million gain from the Funai arbitration award in 2016.

*	Non-GAAP financial measures. Refer to Reconciliation of non-GAAP information, of this document

18 Quarterly report Q2 2017

Performance per segment

Personal Health businesses

Key data in millions of EUR unless otherwise stated
	January to June
	2016	2017
Sales	3,271	3,480
Sales growth
Nominal sales growth	5%	6%
Comparable sales growth*	7%	6%
Income from operations (EBIT)	389	466
as a % of sales	11.9%	13.4%
EBITA*	458	535
as a % of sales	14.0%	15.4%
Adjusted EBITA*	461	538
as a % of sales	14.1%	15.5%
Adjusted EBITDA*	581	653
as a % of sales	17.8%	18.8%
•	Sales increased by 6% on a nominal basis. Excluding currency impact and consolidation changes, the 6% comparable sales growth was driven by high-single-digit growth in Health & Wellness and mid-single-digit growth in Personal Care, Sleep & Respiratory Care and Domestic Appliances.

•	Comparable sales in growth geographies showed double-digit growth, driven by double-digit growth in Latin America and Middle East & Turkey, and high-single-digit growth in China. Mature geographies recorded low-single-digit growth, driven by mid-single-digit growth in Western Europe and North America, partly offset by a high-single-digit decline in other mature geographies.

•	EBITA increased by EUR 77 million and the margin improved by 140 basis points compared to the first half of 2016.

•	Adjusted EBITA increased by EUR 77 million and the margin improved by 140 basis points compared to the first half of 2016. The increase was attributable to higher volumes and product mix.

•	Restructuring and acquisition-related charges were EUR 3 million and were in line with 2016.

•	Adjusted EBITDA increased by EUR 72 million and the margin improved by 100 basis points compared to the first half of 2016.

Diagnosis & Treatment businesses

Key data in millions of EUR unless otherwise stated
	January to June
	2016	2017
Sales	3,019	3,162
Sales growth
Nominal sales growth	2%	5%
Comparable sales growth*	3%	2%
Income from operations (EBIT)	121	154
as a % of sales	4.0%	4.9%
EBITA*	147	172
as a % of sales	4.9%	5.4%
Adjusted EBITA*	163	214
as a % of sales	5.4%	6.8%
Adjusted EBITDA*	251	299
as a % of sales	8.3%	9.5%
•	Sales increased by 5% on a nominal basis. Excluding consolidation changes, the 2% comparable sales growth reflected mid-single-digit growth in Image-Guided Therapy and low-single-digit growth in Ultrasound and Diagnostic Imaging.

•	Comparable sales in mature geographies showed mid-single- digit growth, driven by double-digit growth in Western Europe and mid-single-digit growth in North America, partly offset by a mid-single-digit decline in other mature geographies. Comparable sales in growth geographies showed a low- single-digit decline, reflecting high-single-digit growth in China, which was more than offset by a decline in India, Middle East & Turkey and Africa.

•	EBITA increased by EUR 25 million and the margin improved by 50 basis points year-on-year.

•	Adjusted EBITA increased by EUR 51 million and the margin improved by 140 basis points year-on-year, mainly due to higher volumes, product mix and positive currency impact.

•	Restructuring and acquisition-related charges were EUR 42 million in the first half of 2017, compared to EUR 16 million in the first half of 2016.

•	Adjusted EBITDA increased by EUR 48 million and the margin improved by 120 basis points compared to the first half of 2016.

*	Non-GAAP financial measures. Refers to Reconciliation of non-GAAP information, of this document

Quarterly report Q2 2017 19

Connected Care & Health informatics

Key data in millions of EUR unless otherwise stated
	January to June
	2016	2017
Sales	1,461	1,500
Sales growth
Nominal sales growth	6%	3%
Comparable sales growth*	7%	1%
Income from operations (EBIT)	57	4
as a % of sales	3.9%	0.3%
EBITA*	80	28
as a % of sales	5.5%	1.9%
Adjusted EBITA*	85	90
as a % of sales	5.8%	6.0%
Adjusted EBITDA*	154	156
as a % of sales	10.5%	10.4%
•	Sales increased by 3% on a nominal basis. Excluding currency impact and consolidation changes, the 1% comparable sales growth reflected low-single-digit growth in Patient Care & Monitoring Solutions, partly offset by a low-single-digit decline in Healthcare Informatics and Population Health Management.

•	Comparable sales in growth geographies showed low-single- digit growth, with double-digit growth in Middle East & Turkey. Mature geographies posted low-single-digit growth, driven by mid-single-digit growth in Western Europe and low-single- digit growth in North America.

•	EBITA decreased by EUR 52 million and the margin deteriorated by 360 basis points year-on-year.

•	Adjusted EBITA increased by EUR 5 million and the margin improved by 20 basis points year-on-year, mainly due to cost productivity, partly offset by higher innovation and channel investments.

•	Restructuring and acquisition-related charges amounted to EUR 33 million in the first half of 2017, compared to EUR 1 million in 2016. EBITA in the first half of 2017 also included EUR 29 million of charges related to quality and regulatory actions. EBITA in the first half of 2016 also included EUR 4 million of charges related to the currency revaluation of the provision for the Masimo litigation.

•	Adjusted EBITDA increased by EUR 2 million and the margin decreased by 10 basis points year-on-year.

HealthTech Other

Key data in millions of EUR
	January to June
	2016	2017
Sales	208	188
Income from operations (EBIT)	(27)	(49)
EBITA*	(24)	(21)
Adjusted EBITA*	(23)	(70)
IP Royalties	123	99
Innovation	(100)	(107)
Central costs	(44)	(49)
Other	(2)	(13)
Adjusted EBITDA*	42	—
•	Sales reflected EUR 27 million lower royalty income due to the foreseen expiration of licenses.

•	EBITA increased by EUR 3 million year-on-year.

•	The Adjusted EBITA decline was attributable to lower royalty income, phasing of costs in Innovation and Central costs, as well as higher provision-related charges in Other.

•	Restructuring and acquisition-related charges were EUR 10 million, compared to EUR 1 million in the first half of 2016. EBITA in the first half of 2017 also included a EUR 59 million gain on the sale of real estate assets.

•	Adjusted EBITDA decreased by EUR 42 million year-on-year.

Legacy Items

Income from operations (EBIT) in millions of EUR
	January to June
	2016	2017
Separation costs	(97)	(20)
Other	(52)	(60)

Income from operations (EBIT)	(149)	(80)

•	Income from operations (EBIT) mainly included EUR 20 million of charges related to the separation of the Lighting business, EUR 26 million of provisions related to the CRT litigation in the US, EUR 14 million of stranded costs related to the combined Lumileds and Automotive businesses, EUR 3 million of pension costs and EUR 3 million related to movements in environmental provisions.

*	Non-GAAP financial measures. Refers to Reconciliation of non-GAAP information, of this document

20 Quarterly report Q2 2017

Discontinued operations

Net income of discontinued operations in millions of EUR
	January to June
	2016	2017
Lighting	94	177
The combined Lumileds and Automotive businesses	92	83
Other	131	(1)

Net income of discontinued operations	317	259

•	As of Q2 2017, Philips presents the results of Philips Lighting as a discontinued operation. Net income of Lighting increased by EUR 83 million, mainly reflecting higher income from operations.

•	Net income of the combined businesses of Lumileds and Automotive decreased by EUR 9 million and included the EUR 66 million net loss from the sale of the 80.1% interest. A gain related to the sale of real estate was recognized in income from continuing operations in Q1 2017. In addition, trademark license revenue will be recognized in income from continuing operations in the future, resulting in an overall net gain on the sale of the combined businesses.

•	Other includes the gain from the Funai arbitration award in the first half of 2016.

Risks and uncertainty

The Annual Report 2016 describes certain risk categories and risks (including risk appetite) which could have a material adverse effect on Philips’ financial position and results. Those categories and risks remain valid and should be read in conjunction with this semi-annual report.

Looking ahead to the second half of 2017, financial markets continue to be highly volatile due to political and macroeconomic issues in most major regions such as Europe (including Brexit), United States, China, Russia, Middle East & Turkey and Latin America. Such conditions in financial markets may adversely affect the timing of and revenues from the ongoing divestment of Philips Lighting.

Also, Philips operates in a highly regulated product safety and quality environment. Philips products and facilities are subject to regulation and ongoing inspections by various government agencies, including, in particular, the FDA (US) and comparable non-US agencies. Philips is undertaking considerable efforts to improve quality and management systems in all of its operations. The remediation work in this area will continue to affect the Company’s results.

Additional risks not known to Philips, or currently believed not to be material, could later turn out to have a material impact on Philips’ business, objectives, revenues, income, assets, liquidity or capital resources.

Quarterly report Q2 2017 21

Condensed consolidated statements of income

Condensed consolidated statements of income in millions of EUR unless otherwise stated
	Q2		January to June
	2016	2017	2016	2017
Sales	4,132	4,294	7,959	8,329
Cost of sales	(2,272)	(2,369)	(4,455)	(4,627)

Gross margin	1,860	1,925	3,504	3,703
Selling expenses	(999)	(1,091)	(1,988)	(2,115)
General and administrative expenses	(181)	(146)	(327)	(297)
Research and development expenses	(412)	(421)	(792)	(852)
Impairment of goodwill	—	(9)	(1)	(9)
Other business income	5	33	4	107
Other business expenses	(7)	(38)	(9)	(41)

Income from operations	265	252	391	495
Financial income	10	24	35	47
Financial expenses	(96)	(67)	(222)	(140)
Investments in associates	2	(4)	5	(7)

Income before taxes	181	204	210	396
Income taxes	(63)	(44)	(59)	(107)

Income from continuing operations	118	161	151	289
Discontinued operations - net of income taxes	313	128	317	259

Net income	431	289	468	548
Attribution of net income for the period
Net income attributable to Koninklijke Philips N.V. shareholders	420	250	452	482
Net income attributable to Non-controlling interests	11	39	16	66
Earnings per common share attributable to share holders
Weighted average number of common shares outstanding
(after deduction of treasury shares) during the period (in thousands):
- basic	910,496	924,084	912,212	922,493
- diluted	917,744	939,528	919,086	936,733
Net income attributable to shareholders per common share in EUR:
- basic	0.46	0.27	0.50	0.52
- diluted	0.46	0.27	0.49	0.51
Income from continuing operations attributable to shareholders per common share in EUR:
- basic	0.13	0.17	0.17	0.31
- diluted	0.13	0.17	0.16	0.31

Amounts may not add up due to rounding.

22 Quarterly report Q2 2017

Condensed consolidated statements of comprehensive income

Condensed consolidated statements of comprehensive income in millions of EUR unless otherwise stated
	Q2		January to June
	2016	2017	2016	2017
Net income for the period	431	289	468	548
Revaluation reserve:
Release revaluation reserve	(2)		(4)
Reclassification directly into retained earnings			4

Total of items that will not be reclassified to profit or loss	(2)
Currency translation differences:
Net current-period change, before tax	176	(640)	(74)	(800)
Income tax effect	7	(87)	(6)	21
Reclassification adjustment for gain realized		19		(87)
Available-for-sale financial assets:
Net current-period change, before tax	1	4	(38)	22
Reclassification adjustment for results realized	1		20	—
Cash flow hedges:
Net current-period change, before tax	(23)	40	(24)	17
Income tax effect	8	(10)	3	(5)
Reclassification adjustment for results realized	(4)	(1)	(2)	2

Total of items that are or may be reclassified to profit or loss	166	(675)	(121)	(830)
of which continued operations	44	(536)	(33)	(649)
of which discontinued operations	122	(139)	(88)	(181)
Other comprehensive income (loss) for the period	164	(675)	(121)	(830)
Total comprehensive income for the period	595	(386)	347	(282)
Shareholders	584	(345)	331	(273)
Non controlling interests	11	(41)	16	(9)

Amounts may not add up due to rounding.

Quarterly report Q2 2017 23

Condensed consolidated balance sheets

Condensed consolidated balance sheets in millions of EUR
	June 30, 2016	December 31, 2016	June 30, 2017
Non-current assets:
Property, plant and equipment	2,235	2,155	1,520
Goodwill	8,462	8,898	6,613
Intangible assets excluding goodwill	3,523	3,552	2,577
Non-current receivables	166	155	129
Investments in associates	206	190	138
Other non-current financial assets	368	335	684
Non-current derivative financial assets	59	59	39
Deferred tax assets	2,728	2,792	2,150
Other non-current assets	71	92	81

Total non-current assets	17,818	18,228	13,931

Current assets:
Inventories	3,688	3,392	2,564
Other current financial assets	105	101	—
Other current assets	631	486	497
Current derivative financial assets	86	101	61
Income tax receivable	129	154	119
Receivables	4,763	5,327	3,185
Assets classified as held for sale	1,939	2,180	6,852
Cash and cash equivalents	1,926	2,334	2,220
Total current assets	13,267	14,075	15,498

Total assets	31,085	32,303	29,429

Equity
Shareholders’ equity	11,488	12,601	12,246
Non- controlling interests	853	907	1,501
Group equity	12,341	13,508	13,747

Non-current liabilities:
Long-term debt	5,269	4,021	2,599
Non-current derivative financial liabilities	501	590	274
Long-term provisions	3,284	2,926	2,026
Deferred tax liabilities	49	66	36
Other non-current liabilities	773	719	364

Total non-current liabilities	9,876	8,322	5,298

Current liabilities:
Short-term debt	539	1,585	297
Current derivative financial liabilities	329	283	209
Income tax payable	126	146	91
Accounts payable	2,568	2,848	1,711
Accrued liabilities	2,707	3,034	2,317
Short-term provisions	654	680	380
Dividends payable	50		58
Liabilities directly associated with assets held for sale	469	525	4,317
Other current liabilities	1,426	1,372	1,003

Total current liabilities	8,868	10,473	10,384

Total liabilities and group equity	31,085	32,303	29,429

Amounts may not add up due to rounding.

24 Quarterly report Q2 2017

Condensed consolidated statements of cash flows

Condensed consolidated statements of cash flows in millions of EUR
	January to June
	2016	2017
Cash flows from operating activities
Net income	468	548
Results of discontinued operations - net of income tax	(317)	(259)
Adjustments to reconcile net income (loss) to net cash provided by (used for) of operating activities:
Depreciation, amortization and impairments of fixed assets	468	472
Impairment of goodwill and other non-current financial assets	20	14
Net loss (gain) on sale of assets		(106)
Interest income	(21)	(27)
Interest expense on debt, borrowings and other liabilities	145	99
Income taxes	59	107
Results from investments in associates	(5)	3
Decrease (increase) in working capital:	(93)	(82)
Decrease (increase) in receivables and other current assets	175	621
Decrease (increase) in inventories	(216)	(246)
Increase (decrease) in accounts payable, accrued and other current liabilities	(52)	(456)
Decrease (increase) in non-current receivables, other asset and other liabilities	(193)	(309)
Increase (decrease) in provisions	(208)	(39)
Other items	85	216
Interest paid	(145)	(124)
Interest received	20	27
Dividends received from investments in associates	6	6
Income taxes paid	(136)	(173)
Net cash provided by (used for) operating activities	153	373
Cash flows from investing activities
Net capital expenditures	(340)	(208)
Purchase of intangible assets	(40)	(36)
Expenditures on development assets	(142)	(163)
Capital expenditures on property, plant and equipment	(166)	(179)
Proceeds from sale of property, plant and equipment	8	171
Net proceeds from (cash used for) derivatives and current financial assets	(98)	(155)
Purchase of other non-current financial assets	(18)	(32)
Proceeds from other non-current financial assets	6	5
Purchase of businesses, net of cash acquired	(43)	(48)
Net proceeds from sale of interests in businesses, net of cash disposed of	—	62
Net cash used for investing activities	(494)	(376)
Cash flows from financing activities
Proceeds from issuance (payments) of short-term debt	(1,178)	20
Principal payments on short-term portion of long-term debt	(30)	(1,250)
Proceeds from issuance of long-term debt	48	56
Re-issuance of treasury shares	24	121
Purchase of treasury shares	(366)	(180)
Proceeds from sale of Philips Lighting shares	863	1,065
Transaction costs paid for sale of Philips Lighting shares	(19)	(5)
Dividend paid to shareholders of Koninklijke Philips N.V.	(280)	(326)
Net cash provided by (used for) financing activities	(937)	(500)

Net cash provided by (used for) continuing operations	(1,278)	(503)

Net cash provided by (used for) discontinued operations	1,469	1,121

Net cash provided by (used for) continuing and discontinued operations	191	618
Effect of change in exchange rates on cash and cash equivalents	(31)	(120)
Cash and cash equivalents at the beginning of the period	1,766	2,334

Cash and cash equivalents at the end of the period	1,926	2,832
Cash and cash equivalents of discountinued operations at the end of the period		612
Cash and cash equivalents of continuing operations at the end of the period	1,926	2,220

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Amounts may not add up due to rounding.

Quarterly report Q2 2017 25

Condensed consolidated statements of changes in equity

Condensed consolidated statements of changes in equity in millions of EUR
January to June 2017	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	available- for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholders’ equity	non-controlling interests	total equity
Balance as of December 31, 2016	186	3,083	8,233		1,234	36	10	(181)	12,601	907	13,508
Total comprehensive income (loss)			482		(792)	22	14		(274)	(9)	(283)
Dividend distributed	2	356	(742)						(384)	(93)	(477)
Sales of shares of Philips Lighting			350		(19)				331	713	1,044
Re-purchase of shares by Philips Lighting			(5)						(5)	(17)	(22)
Purchase of treasury shares								(19)	(19)		(19)
Re-issuance of treasury shares		(180)	18					238	76		76
Forward contracts			(61)					(20)	(81)		(81)
Share call options			45					(134)	(89)		(89)
Share-based compensation plans		82							82		82
Income tax share - based compensation plans		9							9		9

Total other equity movements	2	267	(396)		(19)			65	(81)	603	522

Balance as of June 30, 2017	188	3,350	8,319		423	58	24	(116)	12,246	1,501	13,747

January to June 2016
Balance as of December 31, 2015	186	2,669	8,040	4	1,058	56	12	(363)	11,662	118	11,780
Total comprehensive income (loss)			456	(4)	(80)	(18)	(23)		331	16	347
Dividend distributed	4	398	(732)						(330)		(330)
IPO Philips Lighting			128		(19)				109	716	825
Movement non-controlling interest - Other										3	3
Purchase of treasury shares								(356)	(356)		(356)
Re-issuance of treasury shares		(106)	(23)					151	22		22
Share call options			(75)					70	(5)		(5)
Share-based compensation plans		56							56		56
Income tax share - based compensation plans		(1)							(1)		(1)

Total other equity movements	4	347	(702)		(19)			(135)	(505)	719	214

Balance as of June 30, 2016	190	3,016	7,794		959	38	(11)	(498)	11,488	853	12,341

Amounts may not add up due to rounding.

26 Quarterly report Q2 2017

Notes to the unaudited semi-annual condensed consolidated financial statements

Prior-period financial statements have been restated for the treatment of the segment Lighting as a discontinued operation (see note Discontinued operations and other assets classified as held for sale). Movement schedules of balance sheet items include items from continuing and discontinued operations and therefore cannot be reconciled to income from continuing operations and cash flow from continuing operations only.

The note Discontinued operations and other assets classified as held for sale will, in addition to the IFRS requirements, contain a table on material assets and liabilities that have been transferred from the respective balance sheet caption to Assets held for sale or to Liabilities associated with assets held for sale reported in the balance sheet. If not deemed necessary these transfers will not be mentioned in the notes of the balance sheet caption disclosed. If for a balance sheet caption this is the only relevant change compared with the Annual Report 2016, this material change will only be disclosed in the note Discontinued operations and other assets classified as held for sale.

Significant accounting policies

The significant accounting policies applied in these semi-annual condensed consolidated financial statements are consistent with those applied in the Annual Report 2016, except for the accounting policy changes following from the adoption of new Standards and Amendments to Standards which are also expected to be reflected in the Company’s consolidated IFRS financial statements as at and for the year ending December 31, 2017 as disclosed in the Annual Report 2016. These new and amended standards did not have a material impact on the Company’s semi-annual condensed consolidated financial statements.

The Company has the following updates to information provided in the Annual Report 2016 about the standards issued but not yet effective which may be the most relevant to the Company’s consolidated IFRS financial statements.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. No changes to the assessment on the transition to IFRS 9 have taken place compared with the Annual Report 2016 disclosure.

Classification

At this moment the Company has assessed that the new classification requirements will not have a material impact on its accounting for trade receivables, loans, investments in debt securities and investments in equity securities that are managed on a fair value basis. On the classification of financial liabilities under IFRS 9, the Company’s current assessment did not indicate any material impact.

Impairment

The Company performed a detailed analysis on how its impairment provisions would be impacted by the new impairment model under IFRS 9 and no material differences were identified.

Hedge accounting

The Company’s current plan is that it will elect to apply the new hedge accounting requirements of IFRS 9 rather than to make the accounting policy choice to continue the IAS 39 requirements.

The Company’s current assessment indicated that the types of hedge accounting relationships that the Company currently designates should be capable of meeting the requirements of IFRS 9 if the Company completes certain planned changes to its internal documentation and monitoring processes. Accordingly, the Company does not expect a significant impact on the accounting for its hedging relationships.

IFRS 15 Revenue from Contracts with Customers

General

The Company performed a subsequent analysis on topics which were initially assessed as not having material differences under IFRS 15 in comparison with current accounting standards. These topics were related to the measurement of revenue related to separately identifiable components (current relative fair value approach compared to relative standalone selling prices under IFRS 15) and the timing of revenue recognition for the sale of goods and rendering of services (current transfer of risks and rewards compared to new transfer of control). As anticipated in the Annual Report 2016, no material differences have been identified so far as result of this analysis.

Royalty income

As previously disclosed in the Annual Report 2016, the Company has identified a potential impact on revenues originating from its IP royalties (segment HealthTech Other). A detailed investigation into contracts existing at the date of this report is still ongoing. Up to now, the Company estimates the transition impact to be approximately EUR 30 million of deferred revenue that will be recorded as a retained earnings increase in equity, while the annual impact on future IP revenue is not material.

Costs of obtaining a contract

The Company identified that certain sales commissions paid to third parties and internal employees are qualified as incremental costs of obtaining a contract. These costs are mostly paid and capitalized upon issuance of sales orders and recognition of revenue related to the sale of goods or rendering of services.

Such costs are commonly expensed in line with the revenue recognition pattern of the related goods or services. Based on further investigation performed on these sales commissions, it was noted that these are largely amortized within a year and therefore Philips currently intends to implement the practical expedient of expensing sales commissions when incurred. When following this practical expedient, an estimated adjustment of

Quarterly report Q2 2017 27

approximately EUR 70 million will be recorded as a retained earnings decrease in equity on transition, while the annual impact on future sales commission costs is not material.

Transition

The Company has decided to apply the cumulative effect transition method when adopting IFRS 15 in its Consolidated financial statements for the year ending December 31, 2018, applying the new standard to those contracts that are not considered completed contracts at the date of initial application. This means that comparative figures will not be restated and will be presented in accordance with current accounting standards.

IFRS 16 Leases

IFRS 16 must be adopted for periods beginning on or after January 1, 2019, with earlier adoption permitted if the abovementioned IFRS 15 has also been adopted. The Company is currently assessing the impact of the new standard, and there are no new developments compared to what was disclosed in the Annual Report 2016.

Other changes

During the first half of 2017, Philips entered into Money Market Funds, which are part of the cash and cash equivalent balance. Due to this, the definition of cash and cash equivalents from the Annual Report 2016 has been updated to the following: Cash and cash equivalents include all cash balances, money market funds and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

As part of the financial reporting improvement process, the presentation of the line item Investments in associates was moved into the subtotal Income before taxes in the Condensed consolidated statements of income. This change did not impact the results of operations or financial position.

Segment information

Sales and income (loss) from operations in millions of EUR unless otherwise stated
	Q2 2016				Q2 2017
	sales	sales including intercompany	income from operations		sales	sales including intercompany	income from operations
				as a % of sales				as a % of sales
Personal Health	1,661	1,663	199	12.0%	1,761	1,763	235	13.3%
Diagnosis & Treatment	1,600	1,614	111	6.9%	1,671	1,690	111	6.6%
Connected Care & Health Informatics	767	781	46	6.0%	768	775	16	2.1%
HealthTech Other	105	159	(18)		96	135	(61)
Legacy Items		5	(73)			2	(49)
Inter-segment eliminations		(89)				(70)

Philips Group	4,132	4,132	265	6.4%	4,294	4,294	252	5.9%

Sales and income (loss) from operations in millions of EUR unless otherwise stated
	January to June
	2016				2017
	sales	sales including intercompany	income from operations		sales	sales including intercompany	income from operations
				as a % of sales				as a % of sales
Personal Health	3,271	3,277	389	11.9%	3,480	3,489	466	13.4%
Diagnosis & Treatment	3,019	3,044	121	4.0%	3,162	3,186	154	4.9%
Connected Care & Health Informatics	1,461	1,484	57	3.9%	1,500	1,519	4	0.3%
HealthTech Other	208	312	(27)		188	258	(49)
Legacy Items		5	(149)		1	2	(80)
Inter-segment eliminations		(163)				(125)

Philips Group	7,959	7,959	391	4.9%	8,329	8,329	495	5.9%

28 Quarterly report Q2 2017

Sales and tangible and intangible assets in millions of EUR
	sales1)		tangible and intangible assets2)
	January to June		June 30,	June 30,
	2016	2017	2016	2017
Netherlands	181	239	986	882
United States	2,764	2,905	9,026	6,756
China	1,039	1,118	1,143	979
Japan	530	521	533	473
Germany	422	442	183	201
France	235	240	45	28
United Kingdom	203	189	563	522
Other countries	2,585	2,675	1,741	869

PhilipsGroup	7,959	8,329	14,220	10,710

1)	Sales are reported based on country of destination
2)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill

As required by IFRS 8, Operating Segments are Personal Health businesses, Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses, each being responsible for the management of its business worldwide. Additionally, HealthTech Other and Legacy Items are included. More segment information can be found in Note 2 Information by segment and main country in the Annual Report 2016.

In 2017, Philips moved the reportable segment Lighting to discontinued operations. Discontinued operations included in the Condensed consolidated statements of income and cash flows now consists of Lighting, the combined Lumileds and Automotive businesses and certain divestments formerly reported as discontinued operations. Please refer to Discontinued operations and other assets classified as held for sale in this document for further details.

Estimates

The preparation of the semi-annual condensed consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting principles and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates under different assumptions or conditions.

In preparing these semi-annual condensed financial statements, the significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2016. In addition, estimates were made and judgement was applied on certain valuations related to the combined Lumileds and Automotive businesses sale, as well as the Lighting discontinued operations classification and control assessment.

Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended December 31, 2016.

Seasonality

Under normal economic conditions, the Group’s sales are impacted by seasonal fluctuations, particularly at the Personal Health businesses, Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses, typically resulting in higher revenues and earnings in the second half-year results. At Diagnosis & Treatment businesses and Connected Care & Health Informatics businesses, sales are generally higher in the second half-year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. At Personal Health businesses, sales are generally higher in the second half- year due to the holiday sales. HealthTech Other is generally not materially affected by seasonality.

Discontinued operations and other assets classified as held for sale

Discontinued operations included in the Condensed consolidated statements of income and cash flows consist of the segment Lighting, the combined Lumileds and Automotive businesses and certain divestments formerly reported as discontinued operations.

Lighting

As from April 28, 2017, Philips’ shareholding in Philips Lighting was 39.058%. As loss of control is highly probable within one year due to further sell-downs, Philips Lighting is presented as a discontinued operation and as assets and liabilities associated with assets held for sale in the consolidated financial statements as from April 28, 2017. In order to give effect to this presentation in accordance with IFRS, prior-year results have been restated.

The following table summarizes the results of Philips Lighting included in the Consolidated statements of income as discontinued operations.

Quarterly report Q2 2017 29

Results of Lighting in millions of EUR 2016 - 2017
	January to June
	2016	2017
Sales	3,419	3,386
Costs and expenses	(3,261)	(3,144)

Income before taxes	158	242
Income tax expense	(64)	(65)

Results from discontinued operations	94	177

Upon loss of control, Other comprehensive income items related to Philips Lighting will be recognized in the Consolidated statements of income. As per June 30, 2017, the estimated release amounts to a loss of approximately EUR 276 million.

The following table presents the assets and liabilities of Lighting, as Assets classified as held for sale and Liabilities directly associated with assets classified as held for sale in the Consolidated balance sheet.

Assets and liabilities of Lighting in millions of EUR
June 30, 2017
Goodwill	1,767
Intangible assets excluding goodwill	689
Property, plant and equipment	545
Deferred tax assets	478
Other non-current assets	83

Totalnon-current assets	3,561
Liquid assets	612
Current accounts receivable	1,392
Inventories	1,082
Current income tax receivable	61
Other current assets	102

Total current assets	3,250

Assets classified as held for sale	6,811
Long-term provisions	(838)
Long-term interest-bearing liabilities	(1,186)
Deferred income tax liabilities	(34)
Other non-current liabilities	(88)

Total non-current liabilities	(2,147)
Current accounts payable	(1,003)
Short-term provisions	(205)
Short-term interest-bearing liabilities	(123)
Current income tax payable	(67)
Accrued liabilities	(434)
Other current liabilities	(339)

Total current liabilities	(2,170)

Liabilities directly associated with assets held for sale	(4,317)

In addition, Group equity includes a non-controlling interest related to Philips Lighting of EUR 1,484 million as per June 30, 2017.

Combined Lumileds and Automotive businesses

On June 30, 2017, Philips completed the sale of an 80.1% interest in the combined Lumileds and Automotive businesses to certain funds managed by affiliates of Apollo Global Management, LLC.

The combined businesses of Lumileds and Automotive are reported as discontinued operations in the Condensed consolidated statements of income and Condensed consolidated statements of cash flows, with the related assets and liabilities as per the end of November 2014 included as Assets classified as held for sale and Liabilities directly associated with assets held for sale in the Consolidated balance sheet.

In the first six months ended June 2017, the combined businesses of Lumileds and Automotive reported a gain of EUR 83 million, which included a loss of EUR 66 million after tax related to the sale of the combined businesses of Lumileds and Automotive.

This after-tax loss mainly comprises proceeds associated with the sale, including the fair value of a retained 19.9% interest in the combined Lumileds and Automotive businesses, a contingent consideration and tax gains, offset by the book value of business- related assets and liabilities, the release of cumulative translation differences, disentanglement costs and various other expenses. Furthermore,a gain related to the sale of real estate was recognized in income from continuing operations in Q1 2017. In addition, trademark license revenue will be recognized in income from continuing operations in the future, resulting in an overall net gain on the sale of the combined businesses.

The following table summarizes the results of the combined businesses of Lumileds and Automotive in the Condensed consolidated statements of income as discontinued operations for the six months ended June 30, 2017.

Results of combined Lumileds and Automotive businesses in millions of EUR 2016 - 2017
	January to June
	2016	2017
Sales	748	804
Costs	(646)	(630)
Result on the sale of discontinued operations		(90)

Income before taxes	102	84
Operational income tax	(10)	(25)
Income tax on the sale of discontinued operations		24

Results from discontinued operations	92	83

Discontinued operations cash flows

The following table presents the net cash flows of operating, investing and financing activities reported in the condensed consolidated cash flow statements.

Discontinued operations cash flows in millions of EUR 2016 – 2017
	January to June
	2016	2017
Cash flows from operating activities	397	205
Cash flows from investing activities	(128)	1,056
Cash flows from financing activities	1,200	(141)

Total discontinued operations cash flows	1,469	1,121

In 2017, cash flows from investing activities includes the net proceeds of EUR 1.1 billion received from the sale of the combined Lumileds and Automotive businesses.

30 Quarterly report Q2 2017

In 2016, cash flows from investing activities includes EUR 144 million related to the Funai arbitration and cash flows from financing activities includes the loan facility of EUR 1.2 billion taken out by Lighting.

Other assets classified as held for sale

Assets and liabilities directly associated with assets held for sale relate to property, plant and equipment for an amount of EUR 38 million and businesses of EUR 3 million at June 30, 2017.

Acquisitions and divestments

Acquisitions

In the six months ended June 30, 2017, Philips completed three acquisitions, which involved an aggregated consideration of EUR 113 million.

CardioProlific Inc. (CardioProlific), a US-based, privately-held company that is developing catheter-based thrombectomy approaches to treat peripheral vascular disease, was the most notable acquisition. Philips completed this acquisition on June 29, 2017.

Futhermore, prior to the publication date of this semi-annual report Philips announced several acquisitions. These acquisitions are highlighted in Subsequent events, of this document.

Divestments

Philips completed three divestments in the six months ended June 30, 2017.

The most notable divestment was the sale of an 80.1% interest in Lumileds to certain funds managed by affiliates of Apollo Global Management, LLC. For details of this transaction reference is made to Discontinued operations and other assets classified asheld for sale, of this document.

The two remaining divestments involved an aggregated consideration of EUR 53 million.

Interest in entities

In this section we discuss changes since December 31, 2016, in the nature of, and risks associated with, the Company’s interests in its consolidated entities and associates, and the effects of those interests on the Company’s financial position and financial performance.

Interest in subsidiaries

In February and April 2017, the Company sold 32.167% of its interest in Philips Lighting through two accelerated bookbuild offerings to institutional investors, reducing its remaining interest in Philips Lighting from 71.225% to 39.058%. As part of these offerings, Philips Lighting repurchased 7 million shares. These divestment transactions did not impact the profit and loss account of the Company, as Philips Lighting continues to be fully consolidated because it is controlled by Royal Philips. After the buy-back of 7 million shares and 653,373 shares (refer to Non-

controlling interests section in this note), Royal Philips’ shareholding in Philips Lighting’s issued and outstanding share capital increased to 41.158 % as of June 30, 2017.

The two offerings had a positive impact on Shareholders’ equity of the Company of EUR 331 million. This amount includes (1) the difference between the proceeds and the carrying value of 32.167% of the shares in Philips Lighting (increase of EUR 356 million), (2) costs related to the accelerated bookbuild offering which were directly recognized in Shareholders’ equity (decrease of EUR 6 million) and (3) certain reallocations of Comprehensive income items to Non-controlling interests (decrease of EUR 19 million).

Sales and Income from operations of Philips Lighting are reflected in Discontinued operations and other assets classifiedas held for sale, of this document.

Non-controlling interests

As a result of these offerings, Non-controlling interests increased by EUR 713 million. This amount includes (1) the carrying value of the shares in Philips Lighting (increase of EUR 694 million) and (2) certain reallocations of Other comprehensive income items from Shareholders’ equity (increase of EUR 19 million). Please refer also to Equity, of this document.

In May 2017, Philips Lighting distributed dividend of EUR 157 million. Royal Philips received EUR 64 million whereas EUR 93 million has been recognized in Non-controlling interests. In May and June 2017, Philips Lighting purchased an additional 653,373 shares in market transactions. The transactions involved an amount of EUR 22 million, of which EUR 17 million was deducted from Non-controlling interests and EUR 5 million was directly recognized in Shareholder’s equity.

Net income attributable to Non-controlling interests was EUR 66 million for the six months ended June 30, 2017 and mainly relates to entitlements of non-controlling interest holders to net income of Philips Lighting.

Property, plant and equipment

The main increase in property, plant and equipment consists of additions of EUR 254 million (six months ended June 30, 2016: EUR 260 million). This was offset by depreciation and impairment charges of EUR 245 million (six months ended June 30, 2016: EUR 284 million).

Goodwill

For information regarding the most recent impairment test of the different cash-generating units, including Home Monitoring, reference is made to Note 11 Goodwill in the 2016 Financial Statements. No events have been identified by management in the first half of 2017 that required management to perform an update of the mentioned impairment tests.

Quarterly report Q2 2017 31

Intangible assets excluding goodwill

The changes in intangible assets excluding goodwill in 2017 are summarized as follows:

Intangible assets excluding goodwill in millions of EUR unless otherwise stated
Book value as of December 31, 2016	3,552
Changes in book value:
Additions	215
Acquisitions	4
Amortization	(291)
Impairment losses	(22)
Divestments and transfers to assets classified as held for sale	(710)
Translation differences	(171)

Total changes	(975)

Book value as of June 30, 2017	2,577

The additions for 2017 mainly comprise internally generated assets of EUR 169 million for product development costs (six months ended June 30, 2016: EUR 149 million).

Other current and non-current financial assets

Current financial assets decreased mainly due to redemption of loans to TPV Technology Limited for the amount of EUR 90 million.

As further described in Discontinued operations and other assetsclassified as held for sale, of this document, the Company sold the majority stake in the combined Lumileds and Automotive businesses on June 30, 2017. The Company retained a 19.9% membership interest in Luminescence Coöperatief U.A., a Dutch cooperative with excluded liability (coöperatie met uitgesloten aansprakelijkheid), which is classified as an available-for-sale financial asset. The retained investment for the amount of EUR 318 million is the main component of other non-current financial assets at June 30, 2017.

Equity

Shareholders’ equity

In June 2017, Philips settled a dividend of EUR 0.80 per common share, representing a total value of EUR 742 million including costs. Shareholders could elect for a cash dividend or a share dividend. Approximately 48% of the shareholders elected for a share dividend, resulting in the issuance of 11,264,163 new common shares. The cash dividend involved an amount of EUR 384 million (including costs).

As of June 30, 2017, the issued and fully-paid share capital consists of 940,909,027 common shares, each share having a par value of EUR 0.20.

During the first six months of 2017, a total of 9,208,880 treasury shares were delivered as a result of restricted share deliveries, performance share deliveries and stock option exercises.

A total of 5,864,526 shares were acquired in connection with Philips’ Long Term Incentive (LTI) Program through (1) a daily share buy-back program (ended in January 2017), (2) a forward share buy-back program (started in January 2017) and (3) the unwinding of options which were previously acquired to cover LTI commitments. During inception of the forward share buy- back contract in the first quarter of 2017, which involved 3 million shares, EUR 81 million was deducted from Retained earnings and was recorded against Short-term liabilities. The first exercise under the forward share buy-back contract involving 750,000 shares took place in June 2017, resulting in a EUR 20 million increase in Retained earnings against a decrease in Treasury shares. In the first half of 2017, the Company unwound 3,261,914 EUR-denominated and 1,206,017 USD-denominated call options against the transfer of a same number of Royal Philips shares (4,467,931 shares) and an additional EUR 89 million cash payment to the buyer of the call options.

On June 30, 2017, the total number of treasury shares amounted to 3,863,947, which were purchased at an average price of EUR 29.94 per share.

The Company sold 32.167% of its interest in Philips Lighting in two transactions that occurred in February and April 2017, reducing its remaining interest in this group company to 39.058%. This partial divestment transaction had a positive impact on Shareholders’ equity of the Company of EUR 331 million. For further details please refer to Interest in entities, of this document.

Non-controlling interests

For details on changes in Non-controlling interests (which mainly relate to transactions in Philips Lighting shares) refer to Interestin entities, of this document.

As of June 30, 2017, non-controlling interests mainly relate to Philips Lighting N.V. (Non-controlling interest 58.842%) and General Lighting Company (non-controlling interest 49%).

Short-term and long-term debt

At the end of Q2 2017, Philips had total debt of EUR 2,896 million, a decrease of EUR 2,710 million compared to December 31, 2016. Long-term debt was EUR 2,599 million, a decrease of EUR 1,422 million, and short-term debt was EUR 297 million, a decrease of EUR 1,288 million compared to December 31, 2016.

The movement of debt was mainly due to the early redemption of the 5.750% Notes due 2018 in the aggregate principal amount of USD 1,250 million, together with a currency translation effect on remaining USD bonds. EUR 1,379 million relates to the reclassification of Lighting to Liabilities directly associated with assets held for sale.

At the end of Q2 2017, the majority of the long-term debt consisted of USD 2,582 million of public bonds with a weighted average interest rate of 5.35%.

In January 2017, Philips entered into a USD 1,000 million and EUR 300 million credit facility with a consortium of international banks. Under this credit facility Philips drew USD 1,000 million in January 2017. The facility was used for the early redemption of the aforementioned 5.750% Notes. In Q2 2017, the drawn amount was repaid in full and the facility was cancelled.

32 Quarterly report Q2 2017

Effective April 21, 2017, Royal Philips signed a new EUR 1.0 billion committed standby revolving credit facility for general corporate purposes, replacing the former EUR 1.8 billion facility of the Company. The new facility has a tenor of five years and contains two 1-year extension options. In line with the previous facility, it does not have a material adverse change clause, has no financial covenants and no credit-rating-related acceleration possibilities. The Company has not drawn on this facility.

Provisions

The decrease in provisions by EUR 1.2 billion was attributable to:

•	A decrease of EUR 1.1 billion due to the reclassification of Lighting to Liabilities directly associated with assets held for sale. For more details please refer to Discontinued operationsand other assets classified as held for sale, of this document;

•	A decrease in provisions, excluding a restructuring-related provision of EUR 70 million, which includes:

•	A decrease in litigation provisions of EUR 14 million, mainly relating to movements in the CRT (Cathode Ray Tube) antitrust litigation. These movements included a reclassification to Other liabilities as a result of a settlement on a part of the litigation, which was partially offset by an addition due to updated information on a part of the litigation;

•	An increase in other provisions of EUR 72 million related to acquisitions.

•	A decrease in restructuring-related provisions by EUR 5 million.

Contingent assets and liabilities

Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. Remaining off-balance-sheet business and credit- related guarantees provided on behalf of third parties and associates decreased by EUR 12 million during the first six months of 2017.

Legal proceedings

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, intellectual property, commercial transactions, product liability, participations and environmental pollution. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal proceedings, regulatory and governmental proceedings, the Company is of the opinion that the cases described below may have, or have had in the recent past, a significant impact on the Company’s consolidated financial position, results of operations and cash flows.

For information regarding legal proceedings in which the Company is involved, please refer to the Annual Report 2016. Significant developments regarding legal proceedings that have occurred since the publication of the Annual Report 2016 are described below:

Cathode-Ray Tubes (CRT)

In the CRT-related civil antitrust litigation pending in the United States the Company has now reached settlements with all individual private plaintiffs, resolving all outstanding CRT-related civil antitrust litigation in the United States except for the action brought by the state attorney general of Washington. The CRT- related civil antitrust actions reported in other jurisdictions are still pending.

Patient Care & Monitoring Solutions

The Company continues to be in advanced discussions on resolving a civil matter with the US Department of Justice representing the US Food and Drug Administration (FDA), arising from past inspections by the FDA in and prior to 2015. The discussions focus primarily on the Company’s compliance with the FDA’s Quality System Regulations in the Company’s Emergency Care and Resuscitation (ECR) business in the United States. While discussions have not yet concluded, the Company anticipates that the actions necessary to address the FDA’s compliance concerns will have a meaningful impact on the operations of its ECR business.

Personal Health

In December 2013, the European Commission commenced an investigation into alleged restrictions of online sales of consumer electronics products and small domestic appliances. The Company was one of several companies involved in the investigation. In February 2017, the European Commission completed its preliminary investigation and opened its formal proceedings.

Share-based compensation

Share-based compensation costs were EUR 60 million and EUR 46 million in the first six months of 2017 and 2016 respectively. This includes the employee stock purchase plan of 3 million (2016: 3 million), which is not a share-based compensation that affects equity. Share-based compensation costs exclude the cost for discontinued operations of EUR 28 million.

Performance and restricted shares granted

In addition, during the first six months of 2017 the Company granted 2,353,846 performance shares and 1,378,508 restricted shares. In 2017, Philips Lighting introduced its own LTI plan.

Performance and restricted shares issued and options exercised

In the first six months of 2017 a total of 5,126,534 performance and 528,226 restricted shares were delivered to employees, and 1,790,767 EUR-denominated options and 1,417,071 USD- denominated options were exercised at a weighted average exercise price of EUR 20.33 and USD 27.17 respectively.

Quarterly report Q2 2017 33

Accelerate! options exercised

Under the Accelerate! program, in the first six months of 2017 a total of 228,500 EUR-denominated options and 62,000 USD- denominated options were exercised at an exercise price of EUR 15.24 and USD 20.02 respectively.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the Company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

For cash and cash equivalents, current receivables, accounts payable, interest accrual and short-term debt, the carrying amounts approximate fair value because of the short maturity of these instruments, and therefore fair value information is not included in the table below.

The fair value of Philips’ debt is estimated on the basis of the quoted market prices for certain issues, or on the basis of discounted cash flow analysis based upon market rates plus Philips’ spread for the particular tenors of the borrowing arrangement. Accrued interest is not included within the carrying amount or estimated fair value of debt.

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Philips Group

Fair value of financial assets and liabilities in millions of EUR
	Balance as of December 31, 2016		Balance as of June 30, 2017
	carrying amount	estimated fair value	carrying amount	estimated fair value
Financial assets
Carried at fair value:
Available-for-sale financial assets	172	172	538	538
Securities classified as assets held for sale	1	1	—	—
Fair value through profit and loss	27	27	28	28
Derivative financial instruments	160	160	100	100

Financial assets carried at fair value	360		666
Carried at (amortized) cost:
Cash and cash equivalents	2,334		2,220
Loans and receivables:
Loans - current	101	101	—	—
Other non-current loans and receivables	134		118
Receivables current	5,327		3,185
Receivables non current	155		129
Held-to-maturity investments	2		1

Financial assets carried at (amortized) costs	8,053		5,653
Financial liabilities
Carried at fair value:
Derivative financial instruments	(873)	(873)	(483)	(483)

Financial liabilities carried at fair value	(873)		(483)
Carried at (amortized) cost:
Accounts payable	(2,848)		(1,711)
Interest accrual	(68)		(42)
Debt (Corporate bond and finance lease)	(5,095)	(5,474)	(2,511)	(2,914)
Debt (Bank loans, overdrafts, etc.)	(511)		(384)

Financial liabilities carried at (amortized) costs	(8,522)		(4,649)

34 Quarterly report Q2 2017

Fair value hierarchy in millions of EUR
	level 1	level 2	level 3	total
Balance as of June 30, 2017
Available-for-sale financial assets	66	29	443	538
Financial assets designated at fair value through profit and loss -non-current		25	3	28
Derivative financial instruments - assets	—	100	—	100

Total financial assets	66	154	446	666
Derivative financial instruments - liabilities		(483)	—	(483)
Debt	(2,640)	(274)	—	(2,914)

Total financial liabilities	(2,640)	(756)		(3,397)
Balance as of December 31, 2016
Available-for-sale financial assets	36	29	107	172
Securities classified as assets held for sale			1	1
Financial assets designated at fair value through profit and loss -non-current		24	3	27
Derivative financial instruments - assets		160		160
Loans - current		101		101

Total financial assets	36	314	111	461
Derivative financial instruments - liabilities		(873)		(873)
Debt	(3,990)	(1,484)		(5,474)

Total financial liabilities	(3,990)	(2,357)		(6,347)

The table above represents categorization of measurement of the estimated fair values of financial assets and liabilities.

Specific valuation techniques used to value financial instruments include:

Level 1

Instruments included in level 1 are comprised primarily of listed equity investments classified as available-for-sale financial assets, investees and financial assets designated at fair value through profit and loss.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives or convertible bond instruments) are determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are based on observable market data, the instrument is included in level 2.

The fair value of derivatives is calculated as the present value of the estimated future cash flows based on observable interest yield curves, basis spread and foreign exchange rates.

The valuation of convertible bond instruments uses observable market-quoted data for the options and present value calculations using observable yield curves for the fair value of the bonds.

Level 3

If one or more of the significant inputs are not based on observable market data, such as third-party pricing information without adjustments, the instrument is included in level 3.

The retained investment in Luminescence Coöperatief U.A. is classified as an available-for-sale financial asset recognized at fair value, based on a valuation model with inputs, including discount rates and multiples, which are market-corroborated to the extent possible, and hence classified as Level 3 in the fair value hierarchy.

The table below shows the reconciliation from the beginning balance to the end balance for fair value measured in Level 3 of the fair value hierarchy.

Reconciliation of the fair value hierarchy in millions of EUR
Financial assets
Balance at January 1, 2017	111
Total gains and losses recognized in:
- profit or loss	—
- other comprehensive income	(5)
Transfer out to assets held for sale	(3)
Acquisitions/additions	343

Balance at June 30, 2017	446

Quarterly report Q2 2017 35

Subsequent events

Acquisition of RespirTech

On May 22, 2017, Philips announced that it has signed an agreement to acquire Respiratory Technologies, Inc. (RespirTech), a US-based provider of an innovative airway clearance solution for patients with chronic respiratory conditions. The transaction is expected to be completed in the coming months, subject to customary closing conditions.

Acquisition of Electrical Geodesics, Inc

On June 22, 2017, Philips announced an agreement to acquire Electrical Geodesics, Inc. (EGI), a US-based medical device company that designs, develops and commercializes a range of non-invasive technologies used to monitor and interpret brain activity. EGI is based in Eugene, Oregon (US) .

The transaction was closed on July 21, 2017. Under the terms of the agreement, EGI stockholders received, in cash, 105.4 pence per EGI share, totalling approximately EUR 33 million.

Acquisition of The Spectranetics Corporation

On June 28, 2017, Philips and The Spectranetics Corporation (Spectanetrics), a US-based global leader in vascular intervention and lead management solutions, announced that they have entered into a definitive merger agreement. Pursuant to the agreement, Philips commenced a tender offer on July 12, 2017 to acquire all of the issued and outstanding shares of Spectranetics for USD 38.50 per share, to be paid in cash upon completion, representing an amount of approximately 1.5 billion.

The transaction is structured as a cash tender offer by Philips for all of the issued and outstanding shares of Spectranetics.

Pursuant to the merger agreement, the transaction is subject to customary closing conditions, including certain regulatory clearances in the US and in certain non-US jurisdictions.

Expanded collaboration with Profound Medical Corp.

On June 30, 2017, Philips announced that it has entered into an agreement with Profound Medical Corp. (Profound), based in Canada, to deepen the existing collaboration and increase the scale of its MR-guided High Intensity Focused Ultrasound business. As part of the agreement, Philips will obtain a minority interest of approximately 12% based on the issued and outstanding Profound shares upon completion of the transaction. The transaction is subject to customary closing conditions, including the relevant regulatory approvals, and is expected to close in the second half of 2017.

Acquisition of Health & Parenting Ltd.

On July 4, 2017, Philips announced that it has acquired Health & Parenting Ltd, a leading UK-based developer of healthcare and family-related mobile applications for expectant and new parents.

Acquisition of TomTec

On July 18, 2017, Philips announced that it has signed an agreement to acquire TomTec Imaging Systems GmbH (TomTec), a leading provider of intelligent image-analysis software, especially for diagnostic ultrasound. TomTec is headquartered in Munich, Germany.

Philips US pension fund

In July 2017, Philips made a contribution of USD 250 million to the Philips US pension fund to further improve the funding ratio. This will further decrease Philips’ interest costs going forward.

36 Quarterly report Q2 2017

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